Filed Pursuant to 17 CFR §230.253(g)(2)

File No. 024-10731

OFFERING CIRCULAR SUPPLEMENT NO. 001

Date of Original Offering Circular: March 13, 2018

March 27, 2019

Property Income Trust LLC

2407 Columbia Pike, Suite 200

Arlington, VA 22204

Tel. 703-920-2200

www.PropertyIncome.com

This document (the “Supplement”) supplements the Offering Circular of Property Income Trust LLC (the “Company”) dated March 13, 2018 (the “Offering Circular”). Unless otherwise defined in this Supplement, capitalized terms in this Supplement have the meanings given to them in the Offering Circular.

The purpose of this Supplement is to provide additional information that is not in the Offering Circular.

This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including all of its Exhibits, amendments, and supplements.

We might further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements. You should read the entire Offering Circular, as amended or supplemented, before deciding whether to invest.

CAUTION REGARDING FORWARD-LOOKING STATEMENTS

The term “forward-looking statements” means any statements, including financial projections, that relate to events or conditions in the future. Often, forward-looking statements include words like “we anticipate,” “we believe,” “we expect,” “we intend,” “we plan to,” “this might,” or “we will.” The statement “We believe long-term trends favor secondary and tertiary cities” is an example of a forward-looking statement.

Forward-looking statements are, by their nature, subject to uncertainties and assumptions. The statement “We believe long-term trends favor secondary and tertiary cities” is not like the statement “We believe the sun will rise in the East tomorrow.” It is impossible for us to know exactly what is going to happen in the future, or even to anticipate all the things that could happen. Our business could be subject to many unanticipated events, including all of the things we talk about in the “Risks of Investing” section of our Offering Circular.

Consequently, the actual result of investing in the Company could (and almost certainly will) differ from those anticipated or implied in any forward-looking statement, and the differences could be both material and adverse. We do not undertake any obligation to revise, or publicly release the results of any revision to, any forward-looking statements, except as required by law.

Given The Risks And Uncertainties, Please Do Not Place Undue Reliance

On Any Forward-Looking Statements.

The Company is considering the purchase of real estate located in Austell, Georgia, pictured below.

Address	1680 East West Connector Southwest, Austell, Georgia 30106
Description	• New construction (completed 2018) • Medical office and retail space • 8,850 square feet • Currently 100% leased
Lease Status	All leases are in force with no defaults
Purchase Price	$4,774,702
Seller	Unrelated

Proposed Financing (Subject to Change and Satisfaction of Contingencies)	• $3,000,000 first mortgage loan • 10 year term • 25 year amortization • 5.125% interest rate • 25% recourse to Edward C. Peete • Prepayment penalty to maintain lender’s yield • 1% commitment fee
Form of Ownership	Fee simple
Plans for Property	Buy and hold
Projected First Year Net Operating Income (Before debt service, fees to sponsor, depreciation, and administrative expenses)	$316,252.76
Fees to Sponsor

•         Asset Management Fee: 0.125% per month of the aggregate capital accounts of the members (approximately $2,218 per month for this asset)

•         Property Acquisition Fee: 1.5% of the total cost of each asset (approximately $71,621 for this asset)

•         Finance Fee: 0.50% of the total mortgage or other debt placed on any asset or investment (approximately $15,000 for this asset)

•         Broker Fee: 1.0% of the total purchase price of each property or investment acquired (approximately $47,747 for this asset)

•         Property Disposition Fee: 1.0% of the total sale proceeds of each property or investment (cannot yet be determined for this asset)

•         Leasing Fee: 1 month’s base rent per lease (minimum of $2,500 per lease) (zero for this asset until existing leases terminate)

Distributions to Sponsor

•         Operating Cash Flow 10% of Operating Cash Flow (cannot yet be determined for this asset)

•         Capital Proceeds: 10% of Capital Proceeds after investors receive full return of allocable capital (cannot yet be determined for this asset)